Exhibit 99.1

                            Explanation of Responses


(1) The shares to which this note relates correspond to a gift made to Roads To Success, a new career, college and life skills readiness program for students in grades 7-12.

(2) The shares to which this note relates correspond to a gift made to Tides Foundation, a public charity which partners with donors to increase and organize resources for positive social change.

(3) The shares to which this note relates correspond to a gift made to Emory University.

(4) The shares to which this note relates includes 4,762,000 shares of Class B Common Stock which are convertible on a share for share basis into Common Stock. Each share of Class B Common Stock has ten votes per share.

(5) The shares to which this note relates are held directly by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of the shares owned by his spouse.

(6) The shares to which this note relates are held directly by the Reporting Person's personal 401(k) plan.